

September 23, 2013

Via E-mail
Stanley Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Ave., Suite 126
Midland, TX 79701

   **Re: STW Resources Holding Corp.**
     **Form 10-K for the Fiscal Year Ended December 31, 2012**
     **Filed August 6, 2013**
     **File No. 0-52654**

Dear Mr. Weiner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. We note that you have yet to file your Forms 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013. We remind you of your duty to file these reports under Section 13 of the Securities Exchange Act of 1934. Please provide us with an explanation of your delinquency and an estimate of when you believe you will be current in your reporting obligations.

2. Please tell us why you have not filed Item 1.01 Form 8-Ks reporting your (i) September 6, 2012 contract to design and build a water desalination facility with Midland Ranchland Hills Gold Club, and your (ii) January 22, 2013 agreement with Tiburon Research Holdings to own and operate a water recycling plant to provide re-usable water to oil producers. Alternatively, please file such agreements with a current report or your next

periodic report. Please also explain why you have not filed such contracts as material definitive agreements under Item 601(b)(10) of Regulation S-K.

Item 1A. Risk Factors, page 8

Our additional financing requirements. . .page 11

3.      You state that, as of December 31, 2012 you were over-subscribed in relation to the number of shares authorized and the number of shares that would be needed if all equity and debt instruments were converted into common shares. In future filings, to the extent this issue persists and you choose to include risk factor disclosure in your filing, please discuss the risks related to over-subscription in a separate risk factor.

Compliance with Section 16(a) of the Exchange Act, page 33

4.      You state that all Section 16(a) filing requirements for your officers, directors, and greater than 10% beneficial owners were complied with during the fiscal year ended December 31, 2012. However, it does not appear that any of your directors, officers or greater than 10% beneficial holders have ever filed Forms 3, 4 or 5 with respect to your equity securities. Please reconcile for us the seeming inconsistency between this disclosure and the apparent filing delinquencies by the aforementioned filers.

Item 11. Executive Compensation, page 34

Employment Agreements, page 34

5.      You state that, on each of July 1, 2012 and March 7, 2013, you entered into independent contractor agreements with each of Stanley Weiner, Lee Maddox and D. Grant Seabolt, Jr. However, on page 8 of your Form 10-K, you state that other than your executive officers and in-house counsel, you do not have any employees. Further, on page 21, you state that your salaries and benefits increased in 2012 due to independent contractors becoming employees. Lastly, on page 37, you state that in March 2013, you entered into new employment contracts with your three officers. In future filings, please clarify whether the aforementioned individuals are employees or independent contractors, and revise your disclosure accordingly.

Item 13. Related Party Transactions, page 37

6.      We note that you have disclosed your entry into employment agreements with certain of your executive officers in March 2013. However, we note that you have entered into certain other related party transactions in fiscal 2013, including but not limited to your Equity Exchange Agreement with Black Pearl Energy, LLC, which is controlled by your chief executive officer and chief operating officer. Please provide the information required by Item 13 of Form 10-K in future filings.

<u>Item 15. Exhibits and Financial Statement Schedules, page 38</u>

7.      It appears that you have not filed or properly incorporated by reference all of your material contracts and instruments defining the rights of security holders. For example, we note that you filed a Form 8-K on December 3, 2012, which included forms of November 2012 14% Convertible Note, Warrant and Subscription Agreement as exhibits 4.1, 4.2 and 10.1, respectively, yet these agreements were not incorporated by reference into the exhibit index of your Form 10-K. In future filings, please include in your Form 10-K all required exhibits. Please refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Elizabeth Walsh, Staff Attorney, at (202) 551-3696 or Dietrich King, Legal Branch Chief, at (202) 551-3338 if you have questions regarding any other comments.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief